## Contact

www.linkedin.com/in/kishore-mirchandani-b9426247 (LinkedIn)

## Top Skills

Start-ups
Outsourcing
Mergers & Acquisitions

## Certifications

Chartered Accountant
Certified Public Accountant

# Kishore Mirchandani

Entrepreneur. Advisor. Board Member.
New York

## Summary

Experienced Board Member and Chief Executive Officer with a demonstrated history of working in the software and financial services industry. Skilled in Mergers & Acquisitions, Software as a Service (SaaS), Start-ups, Outsourcing, and Business Development. Strong entrepreneurship professional with a Bachelor's Degree focused in Industrial Chemistry from The City University(UK), FCA(UK) and CPA (NY). Experienced serial entrepreneur with multiple exits.

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## Experience

### Rainshine Global
Board Member and Chief Financial Officer
January 2021 - Present (1 year 5 months)
United States

Rainshine Global is a leading entertainment company that nurtures, creates, and develops content studios that create fabulous content aimed at audiences worldwide and build sustainable businesses. The company is focused on creating world-class content assets and offering fintech solutions for the media industry. With offices in New York, Los Angeles, London Mumbai, Bangalore, Chennai. Rainshine partners globally with talent, content creators, and distributors.

### Avatar Growth Capital Partners
Board Member
November 2021 - Present (7 months)
Mauritius

### Avestar Capital
Chief Strategy Officer
January 2018 - Present (4 years 5 months)
Greater New York City Area

Avestar Capital is a modern, client-centric independent advisory firm that simplifies and integrates our clients' financial and business lives by uniquely

connecting human capital, data and technology intelligence to preserve assets and tapping social capital to grow wealth through new opportunities.

### Simply Fresh Private Limited
Board Member and Chairman of Executive and Audit Committee
October 2018 - Present (3 years 8 months)
India

Simply Fresh has built a large Plant Factory utilizing Precision Farming techniques. Over 140 acres located in Hyderabad Telangana, the company utilizes hydroponics processes to grow leafy greens, vine crops and nutraceutical plants.

### TMA Group Inc.
CEO
December 2017 - Present (4 years 6 months)
Miami/Fort Lauderdale Area, New York

Fractional C-Suite Advisory Services.
Each of our results-oriented, seasoned executives have 20+ years of experience ready to advise businesses on strategy, growth plans or to address specific challenges and opportunities. As extended members of your team, our executives and support members offer the flexibility you need with the urgency your business demands.
Our Services include Finance, Marketing, Operations, Technology and Market Entry

### One Paper Lane
Advisor and Board Member
January 2015 - Present (7 years 5 months)
New York, New York

### Dodla Dairy Ltd
Member Board Of Directors
February 2015 - January 2021 (6 years)
Hyderabad, Telangana, India

### Tie NY
Member Board Of Directors
January 2015 - December 2018 (4 years)
New york

### ComplyGlobal™

Board Member
September 2014 - December 2018 (4 years 4 months)
Greater New York City Area

ComplyGlobal is a compliance management solution that is disrupting the traditional compliance landscape with its proprietary algorithm based SaaS engine. ComplyGlobal's highly scalable modular suite dynamically provides customized legal and regulatory compliance information that helps organizations mitigate risks as they operate in an increasingly complex global business environment. ComplyGlobal™ is founded by a team of highly experienced technology and compliance professionals and has offices in Singapore, New York, London, and Bangalore. www.complyglobal.com

## smartShift Technologies

### Chairman of the Board

January 2013 - July 2014 (1 year 7 months)

Cloud Transformation and Products Company

## Outsource Partners International

### Founder and CEO

January 2001 - May 2012 (11 years 5 months)
New York and India

Over this ten-year period, OPI grew from startup to nearly 4,000 employees and $100 million in revenues – the largest company dedicated to outsourcing finance, accounting, tax and data analytics. OPI serves 80+ clients, mainly US mid-cap companies, through operations in the US, UK, India, Malaysia and Bulgaria. OPI has been recognized for its outstanding growth and performance by Gartner, Inc 500, Forbes and the International Association of Outsourcing Professionals, among others.
OPI was sold to EXL Service Holdings (NYSE:EXLS) in June 2011, for over $100 million – a 20% compound annual return on invested capital. Mirchandani remains to assist with the integration until May 2012.
• Started the business at a time when finance & accounting outsourcing was largely unheard of and six other companies had tried but failed to successfully enter the space
• Conceived of and implemented service delivery mechanisms, value propositions, target markets and differentiators
• Successfully negotiated and closed three rounds of private equity financing
• Established offshore delivery centers in Bangalore, Kochi, Delhi, Malaysia and Bulgaria
• Built offshore methodologies, security and disaster recovery

• Led the acquisition of new clients in North America and Europe and managed the front-end sales and marketing effort
• Successfully negotiated and closed the sale of the business to EXL

## Education

### The City University

Bachelor's Degree, Industrial Chemistry · (1970 - 1973)